

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2019

Angeliki Frangou
Chairman and Chief Executive Officer
Navios Maritime Acquisition Corporation
Navios Maritime Partners, L.P.
Navios Maritime Holdings, Inc.
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

> **Re: Navios Maritime Acquisition Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2018**
> **Filed April 19, 2019 and File No. 001-34104**
> **Navios Maritime Partners L.P.**
> **Form 20-F for the Fiscal Year Ended December 31, 2018**
> **Filed April 9, 2019 and File No. 001-33811**
> **Navios Maritime Holdings Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2018**
> **Filed April 29, 2019 and File No. 001-33311**

Dear Ms. Frangou:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure